Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)

Suite 2350, Royal Bank Plaza, South Tower

200 Bay Street

Toronto, Ontario

M5J 2J2

Item 2	Date of Material Change

February 19, 2013 and February 21, 2013.

Item 3	News Release

News releases with respect to the material changes referred to in this report were issued by the Company on February 19, 2013 and February 21, 2013 through, in each case, the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

On February 19, 2013, the Company announced the results of a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report on the Lac des Iles mine and a prefeasibility study to support, among other things, the initial Offset Zone reserves (the “Prefeasibility Study”). The Prefeasibility Study was prepared by Tetra Tech, Inc. (“Tetra Tech”) and includes an initial mineral reserve estimate for the Phase I portion of the Offset Zone that was prepared by “qualified persons” (as such term is defined in NI 43-101, each a “QP”) of Tetra Tech.

Based on the Company’s current and future operating plans at the Lac des Iles mine and updated assumptions (see notes to the tables reproduced below), the Company has reduced its palladium cutoff grade from 3.5 grams per tonne (“g/t”) to 2.5 g/t to calculate the reserves and resources. The Prefeasibility Study estimates proven and probable reserves in the Phase I portion of the Offset Zone (above the 990-metre mine level) to be 7,741,000 tonnes at a grade of 4.30 g/t palladium, representing approximately 1.1 million ounces of contained palladium.

On February 21, 2013, the Company announced its financial and operational results for the year ended December 31, 2012. The Company previously disclosed that it is in the process of exploring divestiture opportunities for its Quebec-based gold division. During the course of this process, the Company has been provided with an indication of the value of its gold assets, and as a result, the Company has recognized an impairment charge of $56.0 million on the assets for the year ended December 31, 2012.

The Company also announced that it expects to make approximately $105 million in capital expenditures at the Lac des Iles mine in 2013, allocated as follows: approximately $79 million towards the completion of Phase I of the Lac des Iles mine expansion (as detailed in the Prefeasibility Study), and approximately $26 million towards, primarily, sustaining and future-oriented capital investments in support of the expanding operations at Lac des Iles. The foregoing reflects the current intentions of management of the Company in respect of the quantum and allocation of capital expenditures for 2013. However, management will have discretion in the actual amounts used for capital expenditures and their application, which may vary from the estimated amounts set forth above.

Item 5	Full Description of Material Change

On February 19, 2013, the Company announced the results of the Prefeasibility Study. The Prefeasibility Study was prepared by Tetra Tech and includes an initial mineral reserve estimate for the Phase I portion of the Offset Zone that was prepared by independent QPs of Tetra Tech.

Based on the Company’s current and future operating plans at the mine, and the assumptions noted in the notes to the tables below, including updated assumptions (see notes to the tables reproduced below), the Company has reduced its palladium cutoff grade from 3.5 g/t to 2.5 g/t to calculate the reserves and resources.

For the purposes of the Prefeasibility Study, the mineral reserves include the Phase I portion of the Offset Zone above the 990-metre mine level (4,490 m elevation), which qualified due to density of drilling. The diluted mineable mineral reserves contained within the stope wireframe at a 2.5 g/t palladium cut-off grade were estimated to be 7,741,000 tonnes at a grade of 4.30 g/t palladium as summarized below:

Phase I Offset Zone Mineral Reserves at 2.5 g/t palladium cut-off

Classification	Tonnes	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd (oz)
Proven	5,632,000	4.34	0.30	0.30	0.11	0.08	786,535
Probable	2,109,000	4.17	0.30	0.29	0.10	0.08	282,644

Total Reserve	7,741,000	4.30	0.30	0.30	0.11	0.08	1,069,179

See notes below.

Phase I Offset Zone Mineral Resources at 2.5 g/t palladium cut-off (Inclusive of Mineral Reserves)

Category	Tonnes	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd (oz)
Measured	10,436,550	4.67	0.33	0.32	0.12	0.09	1,566,989

Indicated	11,615,600	4.18	0.32	0.30	0.11	0.09	1,561,026

Measured + Indicated	22,052,150	4.41	0.32	0.31	0.12	0.09	3,128,015
Inferred	13,669,000	3.59	0.30	0.23	0.09	0.08	1,577,676

See notes below.

Notes:

1.	Prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. U.S. investors should refer to the Company’s Annual Information Form for an overview on how Canadian standards differ significantly from U.S. requirements.

2.	Palladium ounces are stated as contained ounces. Disclosure of contained ounces is permitted under Canadian regulations; however, the U.S. Securities and Exchange Commission generally permits resources to be reported only as in place tonnage and grade. Numbers may not add due to rounding.

3.	Mineral reserves for the Offset Zone were estimated by Todd McCracken, P.Geo., William Richard McBride, P. Eng., Todd Kanhai, P. Eng., and Phillip Bridson, P.Eng. of Tetra Tech, independent QPs within the meaning of NI 43-101. The mineral reserves were estimated from drilling completed to March 31, 2012.

4.	Reserves were estimated to the 990 Mine Level (4490 meters elevation), a maximum depth of 1017.5 metres.

5.	The following metal price assumptions were used for reserves estimation: U.S.$675/oz palladium, U.S.$1,675/oz platinum, U.S.$1,750/oz gold, U.S.$8.00/lb nickel, and U.S.$3.50/lb copper. A U.S.$/Cdn.$ exchange rate of U.S.$1.00 = Cdn.$1.00 was also applied. An average production rate of 3500 tonnes per day was used to determine the reserves.

6.	The following mill recoveries were used in the assumptions to determine the reserves: 80.45% palladium, 71.30% platinum, 83.97% gold, 43.13% nickel and 88.55% copper.

7.	Mineral resources for the Offset Zone were estimated by Todd McCracken, P.Geo., of Tetra Tech, an independent QP within the meaning of NI 43-101. The mineral resources were estimated from drilling completed to March 31, 2012. The mineral resource calculation uses a minimum 2.5 g/t Pd resource block cut-off. The mineral resource estimate is based on the combination of geological modeling, geostatistics and conventional block modeling (5 m x 5 m x 5 m blocks). Assay grade capping was determined not to be necessary. The Offset Zone resource models used the ordinary kriging grade interpolation method within a three-dimensional block model with mineralized zones defined by wireframed solids. The quality assurance/quality control protocols and corresponding sample preparation and shipment procedures for the Offset Zone have been reviewed by Tetra Tech. Resources were estimated to the 4070 Mine Level (-930 m elevation), a maximum depth of 1,430 m. The following metal price assumptions were used: U.S.$675/oz palladium, U.S.$1,675/oz platinum, U.S.$1,750/oz gold, U.S.$8.00/lb nickel, and U.S.$3.50/lb copper. A U.S.$/Cdn.$ exchange rate of U.S.$1.00 = Cdn.$1.00 was also applied.

8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

The lower 2.5 g/t palladium cut-off grade also resulted in the following increases in contained palladium ounces and tonnage from estimates that were previously announced by the Company in its press release of August 8, 2012 using a 3.5 g/t palladium cut-off grade:

Offset Zone Resources (Inclusive of Mineral Reserves)	Contained Pd (using 2.5 g/t cut-off)	Contained Pd Ounces Increase	Tonnage Increase
Measured & Indicated	3.1 M oz	31%	55%
Inferred	1.6 M oz	77%	117%

On February 21, 2013, the Company announced its financial and operational results for the year ended December 31, 2012. As previously disclosed, the Company continues to evaluate opportunities for the divestiture of its gold assets and undertakings located in Quebec, which are held by NAP Quebec Mines Ltd. (the “gold division”). As a result, the Company has presented its consolidated financial statements to segregate the gold division as an operation held for sale, from those balances relating to the Company’s continuing palladium operations as at December 31, 2012.

At December 31, 2012, the Company tested the gold division for impairment and concluded that the recoverable amount of the gold division was lower than the carrying value. As a result, the Company has recognized an impairment charge of $56.0 million on the assets for the year ended December 31, 2012.

The Company considers the Lac des Iles property (including the Lac des Iles palladium mine) to be the Company’s only material mineral property and, although the Company also owns the Sleeping Giant gold mine and mill complex and the Vezza gold mine and has other advanced projects, the Company does not consider these other properties to be material properties of the Company.

The Company also announced that it expects to make approximately $105 million in capital expenditures at the Lac des Iles mine in 2013, allocated as follows: approximately $79 million towards the completion of Phase I of the Lac des Iles mine expansion (as detailed in the Prefeasibility Study), and approximately $26 million towards, primarily, sustaining and future-oriented capital investments in support of the expanding operations at Lac des Iles. The foregoing reflects the current intentions of management of the Company in respect of the quantum and allocation of capital expenditures for 2013. However, management will have discretion in the actual amounts used for capital expenditures and their application, which may vary from the estimated amounts set forth above.

Certain information included in this report constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, intend’, ‘estimate’, ‘forecast’, and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to the Company’s future exploration, financial or operating performance, including the Company’s projected capital expenditures, mining and milling rates, the methods by which ore will be extracted, projected grades, mill recoveries, and other statements that express management’s expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this report, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company’s expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company’s expectations, that there will be no significant disruptions affecting development projects including the Lac des Iles mine expansion or operations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates or operating costs may differ from management’s expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, the risk that the Offset Zone may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Tess Lofsky

Vice President, General Counsel & Corporate Secretary

(416) 360-8782

Item 9	Date of Report

March 1, 2013